Exhibit 21.1

LORILLARD, INC.

Subsidiaries of the Registrant

As of December 31, 2012

Name of Subsidiary	Organized Under Laws of	Percentage Owned by Lorillard, Inc.
Lorillard Tobacco Company	Delaware	100%
Lorillard Licensing Company LLC	North Carolina	100%
One Park Media Services, Inc.	Delaware	100%
LOEC, Inc. dba blu eCigs	Delaware	100%
Lorillard Holdings Company, Inc.	Delaware	100%
Lorillard Q-Tech, Inc.	Delaware	100%
Lorillard Technologies, Inc.	North Carolina	100%

The names of certain subsidiaries which, if considered as a single subsidiary, would not constitute a “significant subsidiary” as any defined in Regulation S-X, have been omitted.